FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item
1.	Financial Statements as of September 30, 2020 – Sect. 63 BYMA listing rules and regulations – Translation of a submission from Banco BBVA Argentina S.A to the CNV dated on November 24, 2020.

Buenos Aires, November 24, 2020

BOLSA DE COMERCIO DE BUENOS AIRES

25 de Mayo 347 2° piso

Autonomous City of Buenos Aires

Subject: Financial Statements as of September 30, 2020

Art. 63 – Regulation B.C.B.A.

Dear Sirs,

Regarding Banco BBVA Argentina S.A.’s financial statements for the period ended September 30, 2020, approved by our Board of Directors on November 24, 2020, as per Minutes No. 5273, and in compliance with the terms of applicable laws, we hereby submit the following information arising from the financial statements referred to above for the period then ended.

		(Figures in thousands of
		Ps.)
1.	Net Income for the Period
	Net Income for the Period attributable to:
	Controlling Company’s Shareholders	9,028,679
	Non-controlling Interests	82,326
	Total (a)	9,111,005
	Other Comprehensive Income for the Period attributable to:
	Controlling Company’s Shareholders	5,024,304
	Non-controlling Interests	0
	Total (b)	5,024,304
	Total Comprehensive Income for the Period attributable to:
	Controlling Company’s Shareholders	14,052,983
	Non-controlling Interests	82,326
	Total (a+b)	14,135,309

Banco BBVA Argentina S.A., Av. Córdoba 111 – Piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires,

CUIT Nro. 30-50000319-3, IGJ 18-09-14, N.17995, L.70, T.SA (T.O.).

2.	Shareholders’ Equity Breakdown
	Capital Stock	612,710
	Non-capitalized Contributions	23,702,101
	Adjustments to Shareholders’ Equity	16,681,653
	Reserves	88,759,153
	- Legal Reserve	20,236,112
	- Other Reserves	68,523,041
	Unappropriated Retained Earnings	(20,008,948)
	- Net Income for the Year	9,028,679
	Other Comprehensive Income	(5,069,659)
	Total Shareholders’ Equity attributable to Controlling Company’s Shareholders (c)	104,677,010
	Total Shareholders’ Equity attributable to Non-controlling Interests (d)	2,014,140
	Total Shareholders’ Equity (c+d)	106,691,150

On the other hand, please find below information on the number of book-entry common shares, with a face value of Ps. 1 and one voting right each, held by the Company’s controlling group as of September 30, 2020.

Shares	% over total capital stock
407,735,359	66.55%

The Company does not have share-convertible debt securities and/or stock options.

The Company’s controlling shareholder is Banco Bilbao Vizcaya Argentaria S.A., a company with domicile established at Plaza de San Nicolás, Number 4, 48005 Bilbao, Spain.

Yours faithfully,

Banco BBVA Argentina S.A.

    MANUEL MANSILLA

    Legal Representative

Banco BBVA Argentina S.A., Av. Córdoba 111 – Piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires,

CUIT Nro. 30-50000319-3, IGJ 18-09-14, N.17995, L.70, T.SA (T.O.).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.

Date: November 24, 2020	By:	/s/ Ernesto Gallardo Jimenez
		Name:	Ernesto Gallardo Jimenez
		Title:	Chief Financial Officer